mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

May 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Bradley Ecker
Jay Ingram

Re:	Actelis Networks, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Submitted May 5, 2022
No. 333-264321

Dear Mr. Ecker:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 10, 2022, relating to the above referenced Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-264321) submitted by the Company on May 10, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 2 to Form S-1

General

1.

We note that you removed disclosure from the previous amendment that disclosed that “[t]he federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act.” This language was the basis for comment 2 of our letter dated May 9, 2022 where we requested a revision to Article XIII of Exhibit 3.5 to correspond to the disclosure contained in the prospectus. It is not clear why you removed this disclosure and elected not to revise Article XIII of Exhibit 3.5 consistent with our comment. As a result, and because of the swapping of disclosure, we cannot reliably assess the scope of the exclusive forum provision. Either restore the cited prospectus disclosure from Amendment 2 and make corresponding revisions to Article XIII or advise us as to the precise contours of your exclusive forum provision and explain clearly whether your exclusive forum provision does or does not apply to claims arising under the federal securities laws.

Response: In response to the Staff’s comment, the Company respectfully notes that it restored the cited prospectus disclosure from Amendment No. 2 on Pages 32, 86 and 87 of the Registration Statement, and also made corresponding revisions to Article XIII of Exhibit 3.5.

Sincerely,

/s/ Eyal Peled
Eyal Peled

cc:	Tuvia Barlev, Chief Executive Officer